EA Series Trust
19 East Eagle Road
Havertown, PA 19083

November 6, 2024

VIA EDGAR

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”) SHEP Tactical 500 ETF, SHEP Tactical Opportunities 1000 ETF, and SHEP Noah’s Ark ETF (each, a “Fund”) File Nos. 333-195493; 811-22961

Dear Ms. White:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of each Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession No.
366	8/22/2024	485APOS	0001592900-24-001321
392	11/4/2024	485BXT	0001592900-24-002178

If you have any questions, please do not hesitate to contact me at (267) 393-5233.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Secretary